Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Form 1-A-W

Withdrawal of Form 1-A qualified on September 8, 2022

Filed July 25, 2022

File No. 024-11949

Qualified on September 8, 2022

To whom it may concern,

In accordance with Rule 259(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the Offering Statement filed on July 25,2022 on Form 1-A (the “Offering Statement”) and Qualified to be Effective on September 8, 2022 to be withdrawn effective as of February 24,2023 or at the earliest practicable date hereafter.

The sole reason for the request of the withdrawal is the need to reduce the stock offering price and number of shares offered since the company’s free trading price on OTC Markets and the stock market in general had adverse market conditions. The Company waited a few months before withdrawing the Form 1-A in the hope that the stock price would recover at a price higher than the Form 1-A offering price. However, our current finance related fiduciary obligations to avoid hardships encouraged our Company to no longer wait for better market conditions and to move forward with any opportunities related to a post qualification amendment of Form 1-A with a lower stock offering price. A list of minor changes in any post qualification amendment from the qualified Form 1-A were noted in a SEC correspondence letter via Edgar dated February 21,2023.

The Company is requesting that the Commission consent to the withdrawal of the Offering Statement. None of the securities that are subject to the Offering Statement have been sold.

Sincerely,

/S/ Jonathan Ricker
Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.